SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*


RIMROCK GOLD CORP.
(Name of issuer)


Common Stock, $0.001 value per share
(Title of class of securities)

76676T109
(CUSIP number)



June 09, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


o
Rule 13d-1(b)


x
Rule 13d-1(c)


o
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

        Page 1 of 5 pages



CUSIP No .76676T109
 13G
 Page 2 of 5 Pages


1.
Name of Reporting Person

I.R.S. Identification Nos. of above persons (entities only).



James Thomas Rice

EIN: 47-425-6550


2.
Check the Appropriate Box if a Member of a Group (See Instructions)



(a) ?

(b) ?


3.
SEC Use Only






4.
Citizenship or Place of Organization

Minnesota



 Number of
 5.
 Sole Voting Power
 Shares

55,501,250*
 Beneficially


 Owned by
 6.
 Shared Voting Power
 Each


 Reporting


 Person
 7.
 Sole Dispositive Power
 With:

55,501,250*




 8.
 Shared Dispositive Power











9.
Aggregate Amount Beneficially Owned by Each Reporting Person



55,501,250*


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares




11.
Percent of Class Represented by Amount in Row (9)

13.78% (based on the total of 402,855,406 outstanding shares of Common Stock)




12.
Type of Reporting Person (See Instructions)



IN






CUSIP No. 76676T109
 13G
 Page 3 of 5 Pages


 Item 1
(a)
Name of Issuer:


RIMROCK GOLD CORP. , a Nevada corporation




(b)
Address Of Issuer's Principal Executive Offices:


3651 Lindell Rd. Suite D155
Las Vegas, NV, 89103



 Item 2
(a)
Name of Person Filing:


James Thomas Rice




(b)
Address of Principal Business Office, or, if none, Residence:


4744 Dow Road, Saginaw, MN 55779




(c)
Citizenship:


Minnesota




(d)
Title of Class of Securities:


Common Stock, $0.001 value per share




(e)
Cusip Number:


76676T109



Item 3



(a)
o   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
o   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
o   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
o Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)
o   An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E).

(f)
o An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(ii)(F).

(g)
o A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G).

(h)
o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)
o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
        Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
o   Group in accordance with ?240.13d-1(b)(ii)(J).




CUSIP No.  76676T109
 13G
 Page 4 of 5 Pages


Item 4
Ownership


(a) Amount beneficially owned 55,501,250*


(b) Percent of class:  13.78%


(c) Number of shares as to which the person has:


(i) Sole power to vote or to direct the vote


55,501,250*


(ii) Shared power to vote or to direct the vote


(iii) Sole power to dispose or to direct the disposition of


55,501,250*


(iv) Shared power to dispose or to direct the disposition of


Item 5
Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Item 6
Ownership of More Than Five Percent on Behalf Of Another Person


Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Item 8
Identification and Classification of Members of The Group


Item 9
Notice of Dissolution of Group


Item 10
Certification

  (a) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




CUSIP No. 76676T109
 13G
 Page 5 of 5 Pages


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 2015

 Date



 /s/James T Rice

 Signature



James Rice

 Name/Title


    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative?s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
UNITED STATES